[redacted]

09043020

UNI[illegible]

SECURITIES AND E[illegible]

Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 2 4 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

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AB 12/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS Investment Resources, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 E. Lancaster Avenue, Suite 300
(No. and Street)

Wynnewood,	Pennsylvania	19096-2145
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Clapper 610-896-3004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Asher & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street, Suite 1700	PHILADELPHIA	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/8

OATH OR AFFIRMATION

I, David Clapper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS Investment Resources, Inc., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CYNTHIA DILL-PINCKNEY, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires January 15, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)

OCTOBER 31, 2009 AND 2008

TABLE OF CONTENTS

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Independent Auditors' Report

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Wynnewood, Pennsylvania

We have audited the accompanying statements of financial condition of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2009 and 2008 and the related statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information on pages 15 to 17 is required by rule 17a-5 under the Securities Exchange Act of 1934. All supplementary information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher & Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
December 21, 2009

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2009 AND 2008

	2009	2008
CURRENT ASSETS		
Cash	$ 2,001,488	$ 1,902,399
Receivables	5,019	20,394
Prepaid expenses	79,167	73,533
Total current assets	2,085,674	1,996,326
INVESTMENT IN PARTNERSHIP	1,942	-
OTHER ASSETS		
Tax deposit	69,609	63,459
Deposits	-	8,888
Total other assets	69,609	72,347
Total Assets	$ 2,157,225	$ 2,068,673

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 45,614	$ 46,255
Accrued taxes	3,518	22,018
Accrued profit sharing contribution	9,526	10,000
Unearned revenue	-	55,521
Total current liabilities	58,658	133,794
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 500,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in-capital	555,000	555,000
Retained earnings	1,542,567	1,378,879
Total Stockholders' equity	2,098,567	1,934,879
Total Liabilities and Stockholders' Equity	$ 2,157,225	$ 2,068,673

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED OCTOBER 31, 2009 AND 2008

	2009	2008
Revenue		
Insurance commissions	$ 1,550,173	$ 1,673,648
Management fee income	305,365	333,118
Total Revenue	1,855,538	2,006,766
Expenses		
Operating	1,310,218	1,369,987
Income before other items	545,320	636,779
Other income (loss)		
Interest income	10,834	54,419
Equity in loss of investment in partnership	(98)	-
Total other income (loss)	10,736	54,419
NET INCOME	556,056	691,198
Retained earnings, beginning of year	1,378,879	1,472,423
Dividends	(392,368)	(784,742)
Retained earnings, end of year	$ 1,542,567	$ 1,378,879

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2009 AND 2008

	2009	2008
OPERATING ACTIVITIES		
Net income	$ 556,056	$ 691,198
Adjustments to reconcile net income to net cash provided by operating activities:		
Deposits write off	8,888	-
Equity in loss of investment in partnership	98	-
Changes in:		
Receivables	15,375	31,444
Prepaid expenses	(5,634)	(54,190)
Tax deposit	(6,150)	21,602
Accounts payable and accrued expenses	(641)	6,848
Accrued taxes	(18,500)	1,674
Accrued profit sharing contribution	(474)	(1,416)
Unearned revenue	(55,521)	55,521
Net cash provided by operating activities	493,497	752,681
INVESTING ACTIVITIES		
Purchase of investment in partnership	(2,040)	-
Net cash utilized by investing activities	(2,040)	-
FINANCING ACTIVITIES		
Distribution of dividends	(392,368)	(784,742)
Net cash utilized by financing activities	(392,368)	(784,742)
INCREASE (DECREASE) IN CASH	99,089	(32,061)
Cash, beginning of year	1,902,399	1,934,460
Cash, end of year	$ 2,001,488	$ 1,902,399

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2009 AND 2008

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

CMS Investment Resources, Inc. ("Company") is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), which was created in 2007 through the consolidation of The National Association of Securities Dealers, Inc. and the New York Stock Exchange member regulation. The Company operates under the exemptive provisions of SEC Rule 15c3-3.

In June 2009, the Financial Accounting Standards Board ("FASB") voted to approve the FASB Statement No. 168, (FASB ASC 105-10-10), "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("Codification") as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP), effective for interim and annual periods ending after September 15, 2009. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered nonauthoritative. The Codification reorganizes the thousands of U.S. GAAP pronouncements into roughly 90 accounting topics and displays all topics using a consistent structure. It also includes relevant Securities and Exchange Commission guidance that follows the same topical structure in separate sections in the Codification. While the Codification does not change GAAP, it introduces a new structure - one that is organized in an easily accessible, user-friendly online research system. The FASB expects that the new system will reduce the amount of time and effort required to research an accounting issue, mitigate the risk of noncompliance with standards through improved usability of the literature, provide accurate information with real-time updates as new standards are released, and assist the FASB with the research efforts required during the standard-setting process. While the Codification will not change the U.S. GAAP used by the Company, it will change how U.S. GAAP is referenced in the financial statements. All future references to U.S. GAAP will be organized by topic, subtopic, section and paragraph and be preceded by FASB ASC, where ASC stands for Accounting Standards Codification. In order to facilitate the transition to the Codification, the Company has elected to show all references to U.S. GAAP within these financial statements as usual along with a parenthetical Codification reference.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in partnership

The Company has considered the provisions of FASB Interpretation No. 46(R) ("FIN 46(R)") (FASB ASC 810-10-10) "Consolidation of Variable Interest Entities", and Emerging Issues Task Force (EITF) Issue No. 04-05 (FASB ASC 810-20-15), "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," to determine the method of accounting for each of its investees. In instances where the Company determines that an investee is not a variable interest entity, the Company first considers EITF Issue No. 04-05. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partner is a matter of judgment that depends on facts and circumstances. If the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights, the general partner does not control the limited partnership and as such overcomes the presumption of control and consolidation by the general partner.

FIN 46(R) addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and whether it should consolidate the entity. FIN 46(R) may require consolidation by the Company of certain investee assets and liabilities and results of operations in the financial statements of the Company. If consolidated, minority interest would be recorded for the investee ownership share attributable to other investors. Where consolidation is not required, additional disclosures may be required of the investee.

The Company has evaluated its investment in the partnership to determine whether this entity met the guidelines of consolidation in accordance with FIN 46(R). This examination consisted of reviewing the sufficiency of equity at risk, controlling financial interests, voting rights, and obligations to absorb expected residual losses and expected gains. Based on the Company's evaluation, the partnership is considered a variable interest entity. However, the Company has concluded that it is not the primary beneficiary, given the other investor's controlling interest, and was not required to consolidate this investment.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair market measurements

The Company adopted the guidance, as it relates to financial assets and liabilities, of Statement of Financial Accounting Standard (SFAS) No. 157 (FASB ASC 820-10-50) "Fair Value Measurements", as required on November 1, 2008. SFAS No. 157 (FASB ASC 820-10-50) establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the partnership has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3: Prices, inputs or certain modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is earned from the placement of variable annuity insurance and management services. Fee income from the placement of variable annuity insurance is recognized upon notification of policy placement or renewal. Management fee income from management services is recognized monthly, in accordance with the underlying management agreement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company reports operations for financial statement purposes on the accrual basis of accounting and for tax reporting purposes on the cash basis of accounting.

The Company has elected by unanimous consent of its Stockholders to be taxed as an S Corporation under the provisions of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay Federal or certain state corporate income taxes on its taxable income or realize the tax benefits of its losses. Instead, the Stockholders are liable for individual Federal or certain state income taxes on their respective shares of the Company's taxable income, and may include, subject to certain limitations, their respective shares of the Company's net operating loss in their individual income tax returns. At October 31, 2009, the Company has a balance of approximately $1,400,000 in its accumulated adjustments account which is available for tax free distributions to its Stockholders.

Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("Statement 165") (FASB ASC 855-10-05). The statement's objective is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although Statement 165 does not change the recognition and disclosure requirements for type I and type II subsequent events it does refer to them as recognized (type I) and nonrecognized (type II) subsequent events. Statement 165 does require management to disclose the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued. Statement 165 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009 and shall be applied prospectively. The Company adopted Statement 165 for the year ended October 31, 2009. Statement 165 impacted only the Company's disclosure of subsequent events. Refer to Note G.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R) (Statement 167) (FASB ASC 810-10). The statement's objective is to improve financial reporting by enterprises involved with variable interest entities. Statement 167 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009 and shall be applied prospectively. Early adoption is prohibited. The Company does not anticipate adoption of this statement to have a material impact on the financial statements.

NOTE B - CONCENTRATIONS

Cash balances

The Company maintains its cash in a bank deposit account. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Management has not experienced any losses and believes it is not exposed to any significant credit risk for the portion in excess of the FDIC limit.

Fee income

The Company derives significant fee income from the placement of variable annuity insurance with two insurance carriers. The Company is not bound to exclusivity with any insurance carrier and works with customers to determine the most appropriate policy and carrier. Fee income derived from these significant carriers for the years ended October 31, 2009 and 2008 was as follows:

	2009	2008
Company A	23%	30%
Company B	64%	62%

Management fee income

Management fee income is earned based on the management agreement entered into with a single unrelated investment fund. Effective October 1, 2009, the investment fund was released from future payments.

NOTE C - FAIR VALUE MEASUREMENTS

As required by SFAS No. 157, investments are classified within the level of lowest significant input considered in determining fair value. Investments classified within Level 3, whose fair value measurement considers several inputs, may include Level 1 and Level 2 inputs as components of the overall fair value measurement. These inputs require significant management judgment and reflect management's estimate of assumptions that market participants would use in pricing the asset. The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities.

NOTE C - FAIR VALUE MEASUREMENTS (Continued)

The following is a tabular presentation of fair value of investments as of October 31, 2009 by SFAS No. 157 valuation hierarchy:

	Level 1	Level 2	Level 3	Total
Investment in Partnership	$ -	$ -	$1,942	$1,942

The following is a reconciliation of changes in fair value of investment classified as Level 3 for the year ended October 31, 2009:

Balance as of November 1, 2008	$ -
Net purchases and sales	2,040
Net change in unrealized depreciation on investments	(98)
Balance as of October 31, 2009	$1,942

The Company has no liabilities measured at fair value on a recurring basis as of October 31, 2009.

The change in unrealized depreciation related to Level 3 investments during the year ended October 31, 2009 was $98 and was included in other income (loss) on the accompanying statement of income and retained earnings.

NOTE D - RELATED PARTY TRANSACTIONS

Management fee expense

Administrative services, telephone systems, and office space are provided by an affiliated company for which the Company paid fees of $712,500 and $635,000 for the years ended October 31, 2009 and 2008, respectively.

Life Insurance Premiums

The Company and three affiliated entities are obligated to fund certain life insurance premiums for a stockholder of the Company. The present value of these life insurance premiums is approximately $4.7 million as of October 31, 2009. Per an agreement between the Company and the three affiliates, the three affiliated entities have primary responsibility to fund the payment of these premiums and the Company will only be required to fund these premiums to the extent the affiliated entities are unable to fulfill their obligation. As of October 31, 2009, management believes that it is remote that the Company would be required to fund any payments related to this obligation.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At October 31, 2009 and 2008, the ratio was .03 (three hundredths) to 1 and .08 (eight hundredths) to 1, respectively. At October 31, 2009, the Company had net capital, as defined, of $1,894,870, which was $1,889,870 in excess of its required net capital of $5,000. At October 31, 2008 the Company had net capital, as defined, of $1,723,605, which was $1,714,865 in excess of its required net capital of $8,920.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

Various states in which the Company is registered as an investment advisor and a broker dealer require a minimum net capital requirement of $25,000.

NOTE F - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan available to substantially all eligible employees under Section 401(k) of the Internal Revenue Code. The amount of the nonelective contribution to the profit sharing plan is determined at the discretion of the Company's Board of Directors. The Company may elect not to make a matching 401(k) contribution for a specific plan year. However, when a matching contribution is made by the Company, the contribution will equal 50% of participants' eligible contributions not to exceed 3% of the participating employee's compensation. The Company's matching contribution to the 401(k) plan for 2009 and 2008 amounted to $9,526 and $11,697, respectively. There were no non-elective contributions to the plan for 2009 and 2008.

NOTE G - SUBSEQUENT EVENTS

While warranting no additional disclosure, subsequent events have been evaluated through December 21, 2009 the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
SCHEDULES OF OPERATING EXPENSES
YEARS ENDED OCTOBER 31, 2009 AND 2008

	2009	2008
Operating expenses		
Payroll	$ 305,214	$ 394,066
Payroll taxes	22,515	24,345
Professional fees	79,837	118,409
Management fees	712,500	635,000
Automobile	139	92
Employee benefits	49,662	45,008
Entertainment	-	62
Insurance	106,008	97,097
Office, other	14,239	5,370
Taxes	17,676	48,700
Telephone	1,140	1,838
Travel	1,288	-
	$ 1,310,218	$ 1,369,987

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED OCTOBER 31, 2009 AND 2008

	2009	2008
Total Stockholders' equity from statements of financial condition	$ 2,098,567	$ 1,934,879
Deduct nonallowable assets:		
Receivables	5,019	20,394
Prepaid expenses	79,167	73,533
Investment in partnership	1,942	-
Tax deposit	69,609	63,459
Deposits	-	8,888
	155,737	166,274
	1,942,830	1,768,605
Deduct other deductions or charges:		
Deductible on fidelity bond coverage	45,000	45,000
Unfunded commitment	2,960	-
	47,960	45,000
Net capital	$ 1,894,870	$ 1,723,605
Minimum net capital required per rule 15c3-1(a)(2)	$ 5,000	$ 8,920
Aggregate indebtedness from statements of financial condition	$ 58,658	$ 133,794
Ratio of aggregate indebtedness to net capital	3%	8%
Debt-equity ratio computed in accordance with rule15c3-1(d)	0%	0%

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2009 AND 2008

Total Stockholders' equity according to Form X-17A-5	$2,098,567	$1,934,879
Audit adjustments	-	-
Total Stockholders' equity according to the audit	$2,098,567	$1,934,879
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of October 31, 2009 and 2008):		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$1,894,870	$1,723,605
Audit adjustments reflected above	-	-
Net capital according to the audit	$1,894,870	$1,723,605

There was no material difference from the Company's computation of net capital as reported in Part II (unaudited) FOCUS Report and net capital according to the audit for October 31, 2009 and 2008.

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Report on Internal Accounting
Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Wynnewood, Pennsylvania

In planning and performing our audits of the financial statements of CMS Investment Resources, Inc. ("Company") (an S Corporation) as of and for the years ended October 31, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Board of Directors and Stockholders
CMS Investment Resources, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

ASHER & COMPANY, LTD.

PLAN. PERFORM. PROSPER

The Board of Directors and Stockholders
CMS Investment Resources, Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2009 and 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Financial Industry Regulatory Authority, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
December 21, 2009

OTHER MATTERS

ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Wynnewood, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to October 31, 2009, which were agreed to by CMS Investment Resources, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CMS Investment Resources, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CMS Investment Resources, Inc.'s management is responsible for the CMS Investment Resources, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries included in the check register and general ledger noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2009 less revenues reported on the FOCUS reports for the period from November 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to October 31, 2009 and noted no differences.

ASHER & COMPANY, LTD.

PLAN. PERFORM. PROSPER

The Board of Directors and Stockholders
CMS Investment Resources, Inc.

3. Noted no adjustments reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T.

5. Noted that there was no overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Asher + Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
December 21, 2009

SIPC-7T

(28-REV 10/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(28-REV 10/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026417 FINRA OCT
CMS INVESTMENT RESOURCES INC
ATTN: DONNA RITTERSHAUSEN
308 E LANCASTER AVE STE 300
WYNNEWOOD, PA 19096-2145

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Clapper 610-896-3004

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 422

B. Less payment made with SIPC-6 filed (exclude interest) (150)

1/15/09
Date Paid

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) 272

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 272

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 272

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CMS Investment Resources, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 3rd day of December, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending October 31 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,145,832
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	98
Total additions	98
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	977,156
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	977,156
2d. SIPC Net Operating Revenues	$ 168,774
2e. General Assessment @ .0025	$ 422

(to page 1 but not less than $150 minimum)

INDEPENDENT AUDITORS' REPORT,
FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
AND
OTHER MATTERS

Mail Processing
Section

DEC 2 4 20

Washington
121

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)

OCTOBER 31, 2009 AND 2008